TMM COMPANY CONTACT:                 AT DRESNER CORPORATE SERVICES:
Monica Azar, Investor Relations              Kristine Walczak (investors, analysts, media)
011-525-55-629-8703                              312-726-3600
monica.azar@tmm.com.mx                     kwalczak@dresnerco.com

GRUPO TMM ANNOUNCES FOURTH-QUARTER 2011
EARNINGS RELEASE AND CONFERENCE CALL

Mexico City, February 22, 2012 - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican intermodal transportation and logistics company, will publish fourth-quarter 2011 financial results on Monday, February 27, after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, February 28 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (877) 874-1570 (domestic) or (719) 325-4792 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at:
http://www.visualwebcaster.com/event.asp?id=85311.

A replay of the conference call will be available through March 28 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 9224215. On the Internet a replay will be available for 30 days at:
http://www.visualwebcaster.com/event.asp?id=85311.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.